UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                         COMMISSION FILE NUMBER 0-25280
(Check one): |_|Form 10-K |_|Form 20-F |_|Form 11-K |X|Form 10-Q |_|Form 10-D
             |_|Form N-SAR |_|Form N-CSR
              For Period Ended:  March 31, 2010

              |_|Transition Report on Form 10-K
              |_|Transition Report on Form 20-F
              |_|Transition Report on Form 11-K
              |_|Transition Report on Form 10-Q
              |_|Transition Report on Form N-SAR
              For the Transition Period Ended:

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  AXA Equitable Life Insurance Company
Former Name if Applicable:  N/A
Address of Principal Executive Office (Street and Number): 1290 Avenue of the Americas
City, State and Zip Code:  New York, NY 10104


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
|X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AXA Equitable Life Insurance Company (the "Company") will be unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the "Form 10-Q") by the required filing date of May 17, 2010 due to the delay by AXA Financial, Inc. ("AXA Financial"), its parent company, in the filing of AXA Financial's Form 10-Q for the quarter ended March 31, 2010 ("AXA Financial Form 10-Q"). The Company is a wholly owned subsidiary of AXA Financial and AXA S.A. ("AXA"). AXA delisted from the New York Stock Exchange effective March 25, 2010 and filed a Form 15-F on March 26, 2010 with the Securities and Exchange Commission to deregister under the Securities Exchange Act of 1934, as amended. As a result of AXA's deregistration, AXA Financial will no longer be entitled to file periodic reports using the reduced disclosure format and requires additional time to prepare the AXA Financial Form 10-Q. The Company expects to file the Form 10-Q no later than May 24, 2010.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Richard S. Dziadzio           (212)                      554-1234
-------------------------     -----------           -------------------------
         (Name)               (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


         Yes|X|             No|_|


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


         Yes|X|             No|_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AXA Equitable Life Insurance Company expects to report that net earnings attributable to AXA Equitable Life Insurance Company for the first three months ended March 31, 2010 were $396.1 million, a difference of $706.4 million from the $310.3 million of net loss attributable to AXA Equitable Life Insurance Company for the first three months ended March 31, 2009.

                      AXA Equitable Life Insurance Company

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 17, 2010                       By: /s/ Richard S. Dziadzio
       ------------                           ----------------------------------
                                              Name:   Richard S. Dziadzio
                                              Title:  Senior Executive Vice
                                                      President and Chief
                                                      Financial Officer